Exhibit 99.1
The results of Shinhan Bank’s Annual General Meeting of Shareholders for the FY2014

On March 18, 2015, Shinhan Bank, our wholly-owned bank subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2014, and the four agendas listed below were approved.

Agenda:

1) Approval of Financial Statements and Consolidated Financial Statements for the fiscal year of 2014

2) Approval of Revision to Articles of Incorporation

3) Approval of the Maximum Limit on Director Remuneration

4) Appointment of Directors

i) Appointment of Directors

Name	Position	Period of Tenure	Note

Yong Byoung Cho	Chief-Executive Officer	2yr.	Newly-appointed

Hyung Jin Kim	Non-Executive Director	1yr.	Re-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Se Jin Park	Outside Director	1yr.	Re-appointed

Bonil Ku	Outside Director	1yr.	Re-appointed

Sun Tae Hwang	Outside Director	2yr.	Newly-appointed

Kook Jae Hwang	Outside Director	2yr.	Newly-appointed

Fukuda Hiroshi	Outside Director	2yr.	Newly-appointed

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2014 as follows:

• Annual Cash Dividend: KRW 450 billion or KRW 283.80 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Bank, SFG will be receiving the total dividend amount from Shinhan Bank.